Exhibit 4.28

                            MEMORANDUM OF AGREEMENT
                              Dated: 4 April 2006


Parnis Shipping Company Limited, do Top Tanker Management Inc, 109-1l1 Messogion Avenue, Athens, 115 26 Greece hereinafter called the Sellers, have agreed to sell, and Partankersill AS, Dronning Mauds gate 3, 0114 Oslo, Norway hereinafter called the Buyers, have agreed to buy

Name: "Stainless"

Classification Society/Class: ABS

Built: 1992                      By: Samsung Heavy Industries, South Korea

Flag: Marshall Islands           Place of Registration: Majuro, Marshall Islands

Call Sign: V7HI7                 Grt: 80,569, dwt 149,599

IMO Number: 9014822

hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1. Purchase Price USD 51,600,000 (US dollars Fifty One Million Six Hundred Thousand).
     (subject as stated in Clause 21)

2.   Deposit

     deleted

3.   Payment

The said Purchase Price shall be paid as more particularly described in Clause 21 and in full free of bank charges to the Sellers' bank, The Royal Bank of Scotland, Shipping Business Centre, 0-10 Great Tower Street, London EC3P 3HX on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5. (See also Clause 21)

4    Inspections

a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel atlia Khor Fakkan, the United Arab Emirates, on about 9 February 2006 and have accepted the Vessel following this inspection and therefore the sale is outright and definite, subject only to the terms and conditions of this Agreement.

* 4 a) and. 4b) , are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.

5.   Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 7, and 3 days approximate notice of the estimated time of arrival at the intended place of delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or Anchorage, or at high sea by mutual agreement between the Buyers and the Sellers. Latest with the 3 days approximate notice of delivery Sellers to nominate exact delivery place.

     Expected time of delivery  Between 27th March,  2006 and 1st May, 2006

     Date of cancelling (see Clauses 5 c) 6 b) (iii) and 14): 2nd May 2006

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 2 7-running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 2 7- running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

     If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5
     c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery, whereafter-this Agreement shall be null and void.

6.   Drydocking/Divers Inspection

     deleted

7.   Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail - end shaft(s) and spare propeller(s)/propeller blade(s) which -are taken lout (.)of-spare-and used as replacement prior to delivery,-but the replaced items-shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

(See Clause 20)

8.   Documentation (See also Clause 19)

The place of dosing: Piraeus/New York

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their Buyers expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.   Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.  Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.  Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation' by Class or the relevant authorities at the time of delivery.

"Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.  Name/markings

     deleted


13.  Buyers' default

Should the Purchase Price not be paid in accordance with Clause 3 and Clause 21, the Sellers have the right to cancel the Agreement, and the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.  Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance  with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all costs and expenses together (including, without limitation, any break funding costs) with interest if their failure is due to proven negligence and they shall make due compensation for the Buyers' loss whether or not the Buyers cancel this Agreement.

15.  Buyers' representatives

     deleted

16.  Arbitration

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

17. The Buyers (as owners) have entered into a bareboat charterparty (the "Charter") of even da herewith with the Sellers (as charterers), whereunder the Vessel is chartered to the Sellers for such period and on such terms and conditions as more particularly described therein. Delivery of the Vessel to the Buyers under this Agreement shall be subject to the simultaneous delivery to and acceptance by the Buyer (as charterers) under the Charter.

18. Delivery of the Vessel at sea (if applicable) shall be subject to any necessary consents from to Vessel's register and insurers.

19. In addition to the documents listed in Clause 8, the Sellers and the Buyers shall agree and provide such additional and normal documentation for closing as is reasonably required by the Sellers and the Buyers, a list of which shall be separately agreed between the parties latest within 3 Banking Days from the execution of the MoA, and incorporated into the MoA by way of an Addendum hereto, and which shall include, without limitation,
     (i) a multipartite agreement between the Sellers, the BuyersT4he-Buyerel-bank and the current time-charterer of the Vessel, confirming, inter alia, the time-charterer's consent to the sale of the Vessel to the Buyer, and the assignment and step-in rights to the Buyers and Buyers' bank in the event of a breach by the Sellers (in their capacity as charterers) under this Charter, and (ii) a co-ordination agreement between the Sellers, the Buyers and Buyers' bank regarding the subordination and coordination of rights between the first priority interest of the banks and the second priority interest of the Sellers in relation to the Sellers' credit referred to in Clause 21 (iii).

20. Remaining stores, provisions, bunkers and lubricating oils onboard the Vessel at the time of delivery hereunder shall remain the property of the Sellers.

21. Of the total purchase price of USD 51,600,000 (US Dollars Fifty One Million Six Hundred Thousand) (the "Purchase Price") the Buyers shall pay USD [45,375,300] (US Dollar forty five million three hundred and seventy five thousand three hundred) to the Royal Bank of Scotland, Shipping Business Centre, 5-10 Tower Street London EC3P 3HX, SORTCODE: 16-0101, SWIFT:
     RBOSGB2L,  IBAN:GB49 RBOS1663 0000311964,  IBANBIC:  RBOSGB2L, ACCOUNT KEY:
     TOPTAN-USD1, BENEFICIARY:TOPTANKERS INC (correspondent bank: American Express Bank Limited, New York - SWIFT: AEIBUS33XXX) as and when provided in Clause 3 immediately after the Sellers have taken delivery of the Vessel as charterers under the Charter, provided that:

          (i) The Buyers shall be entitled to deduct USD {703,500-3 (US Dollar seven hundred and three thousand five hundred) from the Purchase Price, being an amount equal to the first hire payment due to the Buyers by the Sellers as charterers under the Charter. If Buyers elect to make such deduction, the cash element to the Purchase Price as set out in (a) above shall be reduced accordingly and the Buyers shall provide to the Sellers as charterers a commercial invoice crediting amount to them under the Charter.

          (ii) Commission in the amount of USD 361,200 (US Dollar three hundred and sixty one thousand two hundred) shall be payable to Pareto Private Equity ASA upon delivery of the Vessel under this Agreement and the Charter and the Buyers shall be entitled to deduct such amount from the cash element of the Purchase Price and make such payment on behalf of the Sellers.

          (iii) The amount of USD 5,160,000 (US Dollars five million one hundred and sixty thousand) shall be deducted and deferred to be paid by the Buyers on such terms and conditions set out in more detail in a certain Seller's Credit Agreement of even date herewith entered into between the Sellers and the Buyers.

22. All costs and expenses arising in connection with the Initial registration of the Vessel in the name of the Buyers and in connection with the maintenance of such registration shall be borne by the Buyers and, if and to the extent from time to time paid by Sellers shall be reimbursed by the Buyers to the Sellers upon written demand.

For and on behalf of                        For and on behalf of
Imitos Shipping Company Limited             Partankers III AS



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